Exhibit 99.1

Contact:

Patty Kehe

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Fiscal Year 2016 Financial Results

Revenue increases $2.9 million year over year; Net Income rises $690,000

Newton, MA, December 21, 2016 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced net income of $0.3 million or $0.04 per common share for the fiscal year ended September 30, 2016 and the filing of its Annual Report on Form 10-K.

“I’m happy to report increases in both revenue and net income for 2016 over the prior year,” said CEO Peter Sulick. “Overall, revenue increased $3 million or 7% to $43.4 million in 2016. Our Optics segment revenue increased 9% year over year and operating income increased 82% over 2015. These increases are largely attributable to the previously announced three-year crystal component supply agreement at our U.K. subsidiary. Additionally, despite continued softness in funding of research across multiple federal agencies, our Contract Research segment revenue increased 5% year over year and operating income increased 11% over 2015.”

Certain key metrics by segment for the twelve months ended September 30, 2016 and 2015 are presented below:

Results of Operations for the Twelve Months Ended September 30, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$23,686,000	$19,756,000	$-	$43,442,000
Gross profit	8,010,000	7,593,000	-	15,603,000
GM %	34%	38%	-	36%
Operating expenses	6,235,000	6,619,000	2,070,000	14,924,000
Net operating income (loss)	$1,775,000	$974,000	$(2,070,000)	$679,000

Results of Operations for the Twelve Months Ended September 30, 2015
	Optics	Contract Research	Biomedical	Total
Revenue	$21,783,000	$18,753,000	$-	$40,536,000
Gross profit	6,818,000	8,176,000	-	14,994,000
GM %	31%	44%	-	37%
Operating expenses	5,842,000	7,301,000	1,717,000	14,860,000
Net operating income (loss)	$976,000	$875,000	$(1,717,000)	$134,000

“Over the last three years, as the result of changes in Federal government funding policies and budget cutbacks for research across Federal agencies, our Contract Research segment’s revenue has generally stabilized at just under $20 million. We view this as very good news in an industry experiencing significant contractions,” continued Mr. Sulick. “This is largely the result of our efforts to refocus this business to several key research areas, reflective of our core expertise in materials science. RMD’s research focus is now more concentrated on important areas of radiation detection and related fields with fewer but larger and more collaborative projects. These changes have been driven by the needs and expressed interests of our government and commercial research clients.”

“Xcede Technologies, Inc., our majority-owned subsidiary, raised $0.8 million of convertible notes in fiscal year 2016 from external investors, including certain officers and directors of the Company, to fund on-going development of its exciting tissue sealant technology,” added Mr. Sulick. “And as we recently announced, in November 2016, Cook Biotech Inc. committed to manage the Xcede Patch first-in-human clinical study on behalf of Xcede in exchange for secured loan considerations of up to $1.5 million. In addition, Dynasil committed to invest $1.2 million of cash into Xcede over the next 18 months in the form of preferred stock. Contemporaneously, with the closing of these transactions, all $5.1 million in the existing convertible notes and accrued interest were converted into preferred stock of Xcede at a 20% discount to the price per share of the investments the Company has committed to make in Xcede in accordance with the provisions of the notes. This funding places Xcede on a development track to complete first-in-human trials within the next 18 months, with the possibility to launch a commercial product within the E.U. shortly thereafter.”

Dynasil earned net income of $0.3 million in 2016 compared to a net loss of $0.4 million in 2015. Net income (loss) included net losses of approximately $2.1 million and $1.7 million in 2016 and 2015, respectively, associated with research and start-up costs of Xcede Technologies, Inc. (“Xcede”). Because Dynasil has voting control of Xcede via its common stock ownership, it is required to be included in our consolidated net income for financial reporting purposes. As of September 30, 2016, Dynasil owned 83% of Xcede’s common stock, but as of December 1, 2016, approximately 59% of Xcede’s outstanding equity was owned by Dynasil as a result of the conversion of the outstanding notes described above.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, December 21, 2016. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to fund Xcede, results of our pre-clinical and planned clinical trials, regulatory approvals, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of its resorbable hemostatic patch, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2016	September 30, 2015
ASSETS
Current Assets
Cash and cash equivalents	$2,607,000	$1,295,000
Accounts receivable, net	3,502,000	3,382,000
Costs in excess of billings and unbilled receivables	1,208,000	1,518,000
Inventories, net of reserves	3,726,000	3,066,000
Prepaid expenses and other current assets	1,078,000	1,167,000
Total current assets	12,121,000	10,428,000

Property, Plant and Equipment, net	7,223,000	6,662,000
Other Assets
Intangibles, net	1,067,000	1,225,000
Goodwill	5,898,000	6,131,000
Security and other deposits	60,000	58,000
Total other assets	7,025,000	7,414,000

Total Assets	$26,369,000	$24,504,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Line of credit	$-	$1,455,000
Current portion of long-term debt	2,477,000	113,000
Capital lease obligations, current	105,000	76,000
Convertible notes	3,085,000	2,123,000
Accounts payable	1,627,000	1,886,000
Deferred revenue	238,000	109,000
Accrued expenses and other liabilities	2,955,000	2,650,000
Total current liabilities	10,487,000	8,412,000

Long-term Liabilities
Long-term debt, net of current portion	736,000	1,287,000
Capital lease obligations, net of current portion	173,000	43,000
Deferred tax liability	263,000	284,000
Pension and other long-term liabilities	43,000	50,000
Total long-term liabilities	1,215,000	1,664,000

Stockholders' Equity
Dynasil stockholders' equity	14,973,000	14,616,000
Noncontrolling interest	(306,000)	(188,000)
Total stockholders' equity	14,667,000	14,428,000

Total Liabilities and Stockholders' Equity	$26,369,000	$24,504,000

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2016	2015
Net revenue	$43,442,000	$40,536,000
Cost of revenue	27,839,000	25,542,000
Gross profit	15,603,000	14,994,000
Operating expenses:
Sales and marketing	1,153,000	1,200,000
Research and development	998,000	1,244,000
General and administrative	12,777,000	12,594,000

(Gain) loss on sale of assets	(4,000)	(178,000)

Total operating expenses	14,924,000	14,860,000
Income (loss) from operations	679,000	134,000
Interest expense, net	294,000	493,000
Income (loss) before taxes	385,000	(359,000)
Income tax (credit)	51,000	(6,000)

Net income (loss)	334,000	(353,000)
Less: Net loss attributable to noncontrolling interest	(354,000)	(119,000)
Net income (loss) attributable to common stockholders	$688,000	$(234,000)

Net income (loss)	$334,000	$(353,000)
Other comprehensive income (loss):
(Increase) decrease in pension liability	-	318,000
Foreign currency translation	(809,000)	(306,000)
Total comprehensive income (loss)	$(475,000)	$(341,000)

Basic net income (loss) per common share	$0.04	$(0.01)

Diluted net income (loss) per common share	$0.04	$(0.01)

Weighted average shares outstanding
Basic	16,657,563	16,402,893
Diluted	16,693,501	16,402,893